FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of December 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces the Success of its Voluntary Exchange Offer for Wavefield
and Declares it Unconditional
69.7% of Wavefield Shares have been Tendered
CGGVeritas Will Launch a Mandatory Offer for all Remaining Shares of Wavefield
not Tendered to the Voluntary Exchange Offer
Paris, December 15, 2008 — CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today the success of its voluntary exchange tender offer (the “Offer”) made for all the shares of Wavefield Inseis ASA (“Wavefield”) (OSE: WAVE) that closed on December 12, 2008 and declared the Offer unconditional.
90,140,114 Wavefield shares representing 69.7% of the share capital and the voting rights of Wavefield have been tendered to the Offer.
CGGVeritas announces its decision to waive the 85% threshold condition to the Offer set forth in Section 4.5 of the Offer document dated November 25, 2008 and approved by the Oslo Stock Exchange (the “Offer Document”). All other conditions to the Offer have been satisfied.
The Offer is therefore unconditional and shall be effective on the settlement date, on or about December 19, 2008.
Commenting on the news, Robert Brunck, Chairman and CEO of CGGVeritas, said: “We are very pleased by the broad support that Wavefield shareholders have shown to the strategic and industrial advantages of the proposed combination of our two companies. Together, we are now an even more robust company, and better positioned to provide a clear benefit to all shareholders, employees and customers.”
On the basis of the exchange ratio of the Offer, one (1) newly issued CGGVeritas share for each seven (7) Wavefield shares, CGGVeritas will issue 12,877,160 CGGVeritas Shares, corresponding to 9.4% of the share capital and 8.9% of voting rights of CGGVeritas.
The newly issued CGGVeritas shares will be transferred to Wavefield shareholders who have tendered and delivered their Wavefield shares under the terms and conditions of the Offer, on or about December 19, 2008.
In accordance with applicable laws and regulations and as set forth in section 4.18 of the Offer Document, CGGVeritas is required to launch a mandatory offer for all remaining Wavefield shares not owned by CGGVeritas.
In the event that CGGVeritas owns more than 90% of the shares of Wavefield upon completion of the mandatory offer, CGGVeritas will launch a compulsory acquisition (“Squeeze-out”) of the remaining shares of Wavefield. Such Squeeze-out could be completed by the end of February 2009.
This document and other presentation materials are on the CGGVeritas website at:
www.cggveritas.com
About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts
Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 (832) 351-8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
Disclaimer
This press release contains forward-looking statements, including, without limitation, statements about CGGVeritas (“the Company”) plans, strategies and prospects and the potential combination with Wavefield Inseis ASA discussed herein. These forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, the Company’s actual results may differ materially from those that were expected. The Company based these forward-looking statements on its current assumptions, expectations and projections about future events. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it is very difficult to predict the impact of known factors and it is impossible for us to anticipate all factors that could affect our proposed results. In particular there can be no assurance as to the consummation or timing of the acquisition or the realization of any synergies. All forward-looking statements are based upon information available to the Company as of the date of this document. Important factors that could cause actual results to differ materially from management’s expectations are disclosed in the Company’s periodic reports and registration statements filed with the SEC and the AMF. Investors are cautioned not to place undue reliance on such forward-looking statements.
The Offer is made for the shares of Wavefield, a company organized under the laws of the Kingdom of Norway, and is subject to the laws of the Kingdom of Norway. The Offer is being made in reliance on the exemption from certain requirements of Regulation 14E of the U.S. Securities Exchange Act of 1934 provided by Rule 14d-1(c) thereunder and in reliance on the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Rule 802 thereunder. The Offer is subject to disclosure requirements and takeover laws and regulations of the Kingdom of Norway that may be quite different from those of the United States. The financial statements of Wavefield included in the Offer Document, have been prepared in accordance with International Financial Reporting Standards and are not comparable to the financial statements of United States companies. It may be difficult for investors to enforce their rights and any claim they may have arising under U.S. securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. Investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment. Neither the U.S. Securities and Exchange Commission (SEC) nor the securities commission of any state in the United States has approved or disapproved of the Offer, passed upon the merits or fairness of the Offer or passed upon the adequacy or accuracy of the disclosure in the Offer Document. Any representation to the contrary is a criminal offence in the United States.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: December 15, 2008

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP QHSE, Career Development & training, Communication and Audit